

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2018

Bruce Cozadd
Chairman and Chief Executive Officer and Director
Jazz Pharmaceuticals plc
Fifth Floor, Waterloo Exchange
Waterloo Road, Dublin 4, Ireland

      Re: Jazz Pharmaceuticals plc
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed February 27, 2018
          File No. 001-33500

Dear Mr. Cozadd:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Healthcare & Insurance